Form 40-F
period 2013-12-31
GOLDEN STAR RESOURCES LTD.
filed 2014-03-25
CIK 903571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
Commission file number 001-12284

GOLDEN STAR RESOURCES LTD.
(Exact Name of Registrant as Specified in its Charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

150 King Street West
Sun Financial Tower, Suite 1200
Toronto, Ontario M5H 1J9
(416) 583-3800

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, Colorado 80202 (303) 892-9400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:
☒ Annual information form ☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
259,374,879

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes                    ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes                    ☐ No

EXPLANATORY NOTE
Golden Star Resources Ltd. (the “Company” or “Golden Star”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.
FORWARD-LOOKING STATEMENTS
This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star and are based on expectations, estimates and projections as of the date of this Annual Report on Form 40-F. Forward-looking information and statements include, but are not limited to, information or statements with respect to: anticipated production and cash operating cost estimates; the receipt of environmental permits, including the approval of the environmental management plan at Wassa; anticipated commencement dates of mining and production; estimated development costs; costs and timing of the development of new deposits and sources of funding for such development; government review of gold exploration areas; the mining laws, environmental laws and tax regime of Ghana; production capacity, production rates, and production costs; estimated operating costs; currency exchange rate fluctuations; gold sales; mining operations and gold recovery rates; ore type, ore delivery and ore processing; use of waste rock; tailings processing; completion, use and capacity of a tailings storage facility (TSF2); potential mine life; strip ratios; permitting and approvals; rehabilitation; estimates of mineral reserves and mineral resources and the timing of such estimates; geological, environmental, community and engineering studies; the timing for completion of a Preliminary Economic Assessment (PEA) at Wassa and the commencement of a feasibility study at Wassa; exploration efforts and activities; timing for commencing or completing drilling; updates to resource models; identification of acquisition and growth opportunities; timing for completion of pushbacks at Chujah and Bogoso North; relationships with local stakeholder communities; changes to management of the Company; and our ability to meet cash requirements.
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information and statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements. The following, in addition to the factors described under the heading “Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2013 (“AIF”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013 (“MD&A”), each of which is included as an exhibit to this report, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	significant increases or decreases in gold prices;

•	losses or gains in mineral reserves from changes in operating costs and/or gold prices;

•	failure of exploration efforts to expand mineral reserves and mineral resources around our existing mines;

•	unexpected changes in business and economic conditions;

•	inaccuracies in mineral reserves and mineral resources estimates;

•	changes in interest and currency exchange rates;

•	timing and amount of gold production;

•	unanticipated variations in ore grade, tonnes mined and crushed or milled;

•	unanticipated recovery or production problems;

•	effects of illegal mining on our properties;

•	changes in mining and processing costs, including changes to costs of raw materials, supplies, services and personnel;

•	changes in metallurgy and processing;

•	availability of skilled personnel, contractors, materials, equipment, supplies, power and water;

•	changes in project parameters or mine plans;

•	costs and timing of development of mineral reserves;

•	weather, including drought or excessive rainfall in West Africa;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

•	acquisitions and joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	changes in regulatory frameworks or regulations affecting our operations, particularly in Ghana; where our principal producing properties are located;

•	local and community impacts and issues;

•	availability and cost of replacing mineral reserves;

•	timing of receipt and maintenance of government approvals and permits;

•	unanticipated transportation costs including shipping incidents and losses;

•	accidents, labor disputes and other operational hazards;

•	environmental costs and risks;

•	changes in tax laws;

•	unanticipated title issues;

•	competitive factors, including competition for property acquisitions;

•	possible litigation;

•	availability of capital at reasonable rates or at all;

•	changes in the Ghanaian Cedi and government policies regarding payments in foreign currency; and

•	changes to Golden Star’s mining licenses, including revocation.

Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this Annual Report on Form 40-F, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Certain technical information contained in this Annual Report on Form 40-F and the exhibits hereto concerning our properties and operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ from the requirements of U.S. securities laws. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in the exhibits hereto are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), and which have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not recognized by the United States Securities and Exchange Commission (“SEC”). Pursuant to United States standards as promulgated by the SEC under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. “Inferred Mineral Resource” has a great amount of uncertainty as to its existence, as to whether it can be mined and as to its economic and legal feasibility, except in rare cases. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in rare cases. Readers are cautioned not to assume that all or any part of a “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures. As such, certain information contained in the exhibits hereto concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to reporting and disclosure requirements of the SEC.

NYSE MKT CORPORATE GOVERNANCE
The Company is subject to corporate governance requirements prescribed under applicable Canadian securities laws, rule and policies. The Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE MKT LLC (“NYSE MKT”), and the rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:
Shareholder Vote Requirement: One significant manner in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards concerns shareholder approval requirements. Section 713 of the NYSE MKT company guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of the presently outstanding shares for less than the greater of book or market value of the shares. In general, there is no such requirement under the rules of the Canadian Business Corporation Act or under the rules of the Toronto Stock Exchange unless the transaction results in the issuance of common shares (or securities convertible or exercisable into common shares) equal to 25% or more of the currently issued and outstanding shares of the listed company or a change of control. Furthermore, under certain circumstances, the Toronto Stock Exchange may, pursuant to Section 604(e) of the Toronto Stock Exchange company guide, grant waivers to its shareholder approval requirements where the listed company would suffer financial hardship in complying with such requirements. The conditions under which the Toronto Stock Exchange grants such waivers from its shareholder approval requirements may depart from similar NYSE MKT waivers or exemptions, if any. The Company will seek a waiver from the NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the Canadian Business Corporation Act or under the rules of the Toronto Stock Exchange.
Shareholder Meeting Quorum Requirement: The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its by-laws. The Company’s quorum requirement is set forth in its by-laws, which provides that the quorum for the transaction of business at any meeting of shareholders shall consist of two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.
Proxy Delivery Requirement: The NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14 (f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing is consistent with the laws, customs and practices in Canada.
The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE MKT. In particular, the Company’s Board of Directors has established a separately-designated Compensation Committee that meets the requirements for a compensation committee under section 805 of the NYSE MKT Company Guide, as currently in force.

Copies of the Company’s corporate governance materials are available on the Company’s website at www.gsr.com. In addition, the Company is required by National Instrument 58-101 of the Canadian Securities Administrators, Disclosure of Corporate Governance Practices, to describe its practices and policies with regard to corporate governance in management information circulars that are furnished to the Company’s shareholders in connection with annual meetings of shareholders.

TAX MATTERS
Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.
CURRENCY, EXCHANGE RATE AND OTHER INFORMATION
Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The noon rate of exchange on March 21, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals $0.8933 and the conversion of United States dollars was $1.00 equals Cdn$1.1194.
ANNUAL INFORMATION FORM
The Company’s AIF is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND
CONSOLIDATED FINANCIAL STATEMENTS
Management’s Discussion and Analysis
The Company’s MD&A is filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.
Audited Consolidated Financial Statements
The Audited Consolidated Financial Statements, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). The audit of the consolidated financial statements are subject to Canadian generally accepted auditing standards and the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, as well as the Standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and independence standards of the SEC. IFRS differs in some significant respects from generally accepted accounting principles in the United States, and thus the consolidated financial statements may not be comparable to financial statements of United States companies.
DISCLOSURE CONTROLS AND PROCEDURES
The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2013). This evaluation was conducted under the supervision and with the participation of management, including the Company’s chief executive officer ("CEO") and chief financial officer ("CFO"). Based upon this evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2013, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2013, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Report on Internal Control Over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive officer and principal financial officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.
The Company’s independent auditor has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2013, included with the Audited Financial Statements, which are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.
Changes in Internal Control Over Financial Reporting
During the period covered by this Annual Report on Form 40-F, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Inherent Limitations on Effectiveness of Controls
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE
The Company’s Board of Directors has a separately designated standing Audit Committee of the Board of Directors. The members of the Company’s Audit Committee are identified in the AIF, attached herewith as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE MKT) and are financially literate. In addition, the Company’s Board of Directors has determined that each of William L. Yeates, chairman of the Audit Committee, and Robert E. Doyle member of the Audit Committee, are each an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K.
CODE OF ETHICS
The Company has adopted a code of ethics entitled, “Golden Star Resources Ltd. Code of Ethics for Directors, Senior Executive and Financial Officers and Other Executive Officers” (“Ethics Code”). The Ethics Code was adopted pursuant to Section 406 of Sarbanes Oxley Act of 2002 and the rules of the NYSE MKT to provide written guidance for honest and ethical conduct and compliance with applicable law. The Ethics Code requires that individuals covered by its provisions report suspected violations to either of the Chairman of the Board or the CFO, in his capacity as Compliance Officer, and that the Board take appropriate action on any such reports. All amendments and waivers of the Ethics Code will be posted on the Company’s website or submitted on Form 6-K. The Ethics Code is located on the Company’s website at www.gsr.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under the headings “Pre-Approval Policies and Procedures” and “External Auditor Service Fees” contained in the AIF as Exhibit 99.1 and as filed with this Annual Report on Form 40-F contains the Company’s disclosure regarding its principal accountant fees and services and pre-approval policies and procedures and is incorporated by reference herein.
OFF-BALANCE SHEET TRANSACTIONS
The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.
CONTRACTUAL OBLIGATIONS
The information provided under the heading “Management’s Discussion and Analysis - Table of Contractual Obligations” contained in Exhibit 99.2 as filed with this Annual Report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.
MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Annual Information Form of the Company for the year ended December 31, 2013
99.2	Management's Discussion and Analysis for the year ended December 31, 2013
99.3	Annual Consolidated Financial Statements for the year ended December 31, 2013, together with the independent auditor's report thereon
99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Principal Executive Officer pursuant to 18 U.S.C. 1350 , as enacted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
99.7	Certificate of Principal Financial Officer pursuant to 18 U.S.C. 1350, as enacted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Dr. Martin Raffield
99.10	Consent of S. Mitch Wasel
99.11	Consent of Yan Bourassa
99.12	Consent of Richard Oldcorn
99.13	Consent of Dr. Lucy Roberts
99.14	Consent of Chris Bray
99.15	Consent of Dr. John Arthur
99.16	Consent of Michael Beare
99.17	Consent of Neil Marshall
99.18	Consent of Dr. Anthony Rex
99.19	Consent of Krzysztof Czajewski
99.20	Consent of John Willis

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDEN STAR RESOURCES LTD.

/s/ Jeffrey A. Swinoga
Jeffrey A. Swinoga
Executive Vice President and Chief Financial Officer

March 24, 2014