Form 40-F
GOLDEN STAR RESOURCES LTD.
filed 2015-03-31
CIK 903571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, Colorado 80202 (303) 892-9400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	NYSE MKT; Toronto Stock Exchange

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
259,490,083

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
☐ Yes                    ☒ No

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
FORWARD-LOOKING STATEMENTS
This Annual Information Form contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star and are based on expectations, estimates and projections as of the date of this Annual Information Form. Forward-looking information and statements include, but are not limited to information or statements with respect to: anticipated production and cash operating cost estimates; the receipt of environmental permits, including the approval of the environmental management plan (“EMP”) at Wassa; the impact of losing our key customer; the impact of rain on our operations; the impact of Wassa underground mining operations on Wassa open pit mining operations and the impact of Wassa open pit mining operations on Wassa underground mining operations; mining methods and estimated recovery at the Wassa Underground (as defined below); required investments in mine infrastructure; anticipated commencement dates of mining and production; estimated costs and timing of the development of new deposits and sources of funding for such development; capital expenditures; government review of gold exploration areas; the mining laws, environmental laws and tax regime of Ghana; production capacity, rates and costs; estimated operating costs; currency exchange rate fluctuations; gold sales; mining operations and gold recovery rates; ore type, delivery and processing; use of waste rock; tailings processing; completion, use and capacity of TSF2 (as defined below); potential mine life; strip ratios; permitting and approvals; rehabilitation; estimates of mineral reserves and mineral resources and the timing of such estimates; geological, environmental, community and engineering studies; the timing for completion and publication of feasibility studies at Wassa and Prestea Underground; exploration efforts and activities; timing for commencing or completing drilling; updates to resource models; identification of acquisition and growth opportunities; timing for completion of mining at Chujah; putting the refractory plant on care and maintenance and the timing thereof; timing for commencing and completing production at the oxide pits in Prestea South; payment of dividends; relationships with local stakeholder communities; the transformation of Golden Star into a lower cost producer and the timing thereof; and our ability to meet cash requirements.
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

Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements. The following, in addition to the factors described under the heading “Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2014 (“AIF”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014 (“MD&A”), each of which is included as an exhibit to this report, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	significant increases or decreases in gold prices;

•	losses or gains in mineral reserves from changes in operating costs and/or gold prices;

•	failure of exploration efforts to expand mineral reserves and mineral resources around our existing mines;

•	unexpected changes in business and economic conditions;

•	inaccuracies in mineral reserves and mineral resources estimates;

•	changes in interest and currency exchange rates;

•	timing and amount of gold production;

•	unanticipated variations in ore grade, tonnes mined and crushed or milled;

•	unanticipated recovery or production problems;

•	effects of illegal mining on our properties;

•	changes in mining and processing costs, including changes to costs of raw materials, supplies, services and personnel;

•	changes in metallurgy and processing;

•	availability of skilled personnel, contractors, materials, equipment, supplies, power and water;

•	changes in project parameters or mine plans;

•	costs and timing of development of mineral reserves;

•	weather, including drought or excessive rainfall in West Africa;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

•	acquisitions and joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	changes in regulatory frameworks or regulations affecting our operations, particularly in Ghana; where our principal producing properties are located;

•	local and community impacts and issues;

•	availability and cost of replacing mineral reserves;

•	timing of receipt and maintenance of government approvals and permits;

•	unanticipated transportation costs including shipping incidents and losses;

•	accidents, labor disputes and other operational hazards;

•	environmental including reclamation costs and risks;

•	changes in tax laws;

•	title issues;

•	competitive factors, including competition for property acquisitions;

•	possible litigation;

•	availability of capital at reasonable rates or at all;

•	changes in the Ghanaian Cedi and government policies regarding payments in foreign currency; and

•	changes to Golden Star’s mining licenses, including revocation.

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
CURRENCY, EXCHANGE RATE AND OTHER INFORMATION
Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The noon rate of exchange on March 30, 2015 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals $0.7881 and the conversion of United States dollars was $1.00 equals Cdn$1.2689.
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
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). The audit of the consolidated financial statements are subject to Canadian generally accepted auditing standards and the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, as well as the Standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and independence standards of the SEC. IFRS differs in some significant respects from generally accepted accounting principles in the United States, and thus the consolidated financial statements may not be comparable to financial statements of United States companies.
DISCLOSURE CONTROLS AND PROCEDURES
The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2014). This evaluation was conducted under the supervision and with the participation of management, including the Company’s chief executive officer ("CEO") and chief financial officer ("CFO"). Based upon this evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2014, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

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
Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.
The Company’s independent auditor has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2014, included with the Audited Financial Statements, which are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.
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
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE
The Company’s Board of Directors has a separately designated standing Audit Committee of the Board of Directors. The members of the Company’s Audit Committee are identified in the AIF, attached herewith as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE MKT) and are financially literate. In addition, the Company’s Board of Directors has determined that each of William L. Yeates, chairman of the Audit Committee and Robert E. Doyle, member of the Audit Committee, are each an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act, and each are considered independent within the meaning of the NYSE MKT Company Guide.
CODE OF ETHICS
The Company has adopted a code of ethics entitled, “Golden Star Resources Ltd. Code of Ethics for Directors, Senior Executives and Financial Officers and Other Executive Officers” (“Ethics Code”). The Ethics Code was adopted pursuant to Section 406 of Sarbanes Oxley Act of 2002 and the rules of the NYSE MKT to provide written guidance for honest and ethical conduct and compliance with applicable law. The Ethics Code requires that individuals covered by its provisions report suspected violations to either of the Chairman of the Board or the Executive Vice President and CFO, in his capacity as Compliance Officer, and that the Board take appropriate action on any such reports. All amendments and waivers of the Ethics Code will be posted on the Company’s website or submitted on Form 6-K. The Ethics Code is located on the Company’s website at www.gsr.com.

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
CONSENT TO SERVICE OF PROCESS
The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Annual Information Form of the Company for the year ended December 31, 2014
99.2	Management's Discussion and Analysis for the year ended December 31, 2014
99.3	Annual Consolidated Financial Statements for the year ended December 31, 2014, together with the independent auditor's report thereon
99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Principal Executive Officer pursuant to 18 U.S.C. 1350 , as enacted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
99.7	Certificate of Principal Financial Officer pursuant to 18 U.S.C. 1350, as enacted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Dr. Martin Raffield
99.10	Consent of S. Mitch Wasel
99.11	Consent of Yan Bourassa
99.12	Consent of Michael Beare
99.13	Consent of Neil Marshall
99.14	Consent of John Willis
99.15	Consent of Chris Bray
99.16	Consent of Richard Oldcorn
99.17	Consent of Dr. John Arthur
99.18	Consent of Rod Redden
99.19	Consent of Paul Riley

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDEN STAR RESOURCES LTD.

/s/ André van Niekerk
André van Niekerk
Executive Vice President and Chief Financial Officer

March 31, 2015