Form 40-F
period 2016-12-31
GOLDEN STAR RESOURCES LTD.
filed 2017-03-30
CIK 903571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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
335,356,450

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
FORWARD-LOOKING STATEMENTS
This Annual Report on Form 40-F and the exhibits attached hereto contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star and are based on expectations, estimates and projections as of the date of this Annual Report on Form 40-F. Forward-looking information and statements include, but are not limited to information or statements with respect to: production and cash operating cost estimates; the intended expansion of production and reduction of costs; the planned or expected use of proceeds of the Company’s equity offering; the expected allocation of the Company’s sources of production through 2017; the impact of rain on our operations; the impact of Wassa Underground (as defined in the Annual Information Form) mining operations on Wassa open pit mining operations and the impact of Wassa open pit mining operations on Wassa Underground mining operations; the safety and efficiency benefits of Alimak stoping over conventional shrinkage mining; mining methods and estimated recovery at the Wassa Underground; the rate and acceleration of the rate of production from Wassa Underground; the sufficiency of infrastructure at Wassa Underground to accommodate the near-term mine plan at Wassa Underground; the commencement of longitudinal stoping of the B Shoot at Wassa Underground during the first quarter of 2017 and the timing for accessing the transverse stopes of the higher grade B Shoot zone at Wassa Underground in the third quarter 2017; required investments in mine infrastructure; securing financing for operations on favourable terms; anticipated commencement dates of mining and production at Prestea Underground (as defined in the Annual Information Form); the expected higher grade nature of ore from Prestea Underground and Mampon; the commencement of mining and production from Mampon and the conclusion of mining and production from Mampon; the impact of mining Mampon on the Company’s cash flow; the achievement of blasting the first stope at Prestea Underground and the timing thereof; the commencement of commercial production at Prestea Underground and the timing thereof; the timing for rehabilitation work, as well as pre-development and development work and stoping at Prestea Underground; estimated costs and timing of the development of new deposits and sources of funding for such development; capital expenditures; government review of gold exploration areas; the mining laws, environmental laws and tax regime of Ghana; production capacity, rates and costs; currency exchange rate fluctuations; gold sales; mining operations and gold recovery rates; ore type, delivery and processing; use of waste rock; tailings processing; completion, use and capacity of TSF2 (as defined in the Annual Information Form); potential mine life; strip ratios; permitting and approvals; rehabilitation; estimates of mineral reserves and mineral resources; geological, environmental, community and engineering studies; environmental impact of operations; exploration efforts and activities; timing for commencing or completing drilling; updates to resource models; the potential to expand the mineral reserves of the Company through further drilling; the potential to increase the Company’s mineral resources outside of the existing mineral resource footprint; the impact that increased exploration is expected to have on mineral resources and mineral reserves; identification of acquisition and growth opportunities; relationships with local stakeholder communities; the timing for transforming, and the Company’s ability to transform into a lower cost producer and the resulting reduction in cash operating costs; the ability of the Company to repay the 5% Convertible Debentures and 7% Convertible Debentures when due or to restructure them or make alternate arrangements; and our ability to meet our cash requirements.
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

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals.

Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements. The following, in addition to the factors described under the heading “Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2016 (“AIF”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016 (“MD&A”), each of which is included as an exhibit to this report, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	significant increases or decreases in gold prices;

•	losses or gains in mineral reserves and mineral resources from changes in operating costs and/or gold prices;

•	failure of exploration efforts to expand mineral reserves and mineral resources around our existing mines;

•	unexpected changes in business and economic conditions;

•	inaccuracies in mineral reserves and mineral resources estimates;

•	changes in interest and currency exchange rates;

•	possible hedging activities;

•	timing and amount of gold production;

•	unanticipated variations in ore grade, tonnes mined and crushed or milled;

•	unanticipated recovery or production problems;

•	effects of illegal mining on our properties;

•	ability to, and costs of, dewatering our underground mines;

•	changes in mining and processing costs, including changes to costs of raw materials, supplies, services and personnel;

•	changes in metallurgy and processing;

•	availability of skilled personnel, contractors, materials, equipment, supplies, power and water;

•	changes in project parameters or mine plans;

•	costs and timing of development of mineral reserves;

•	weather, including drought or excessive rainfall in West Africa;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

•	acquisitions and joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	changes in regulatory frameworks or regulations affecting our operations, particularly in Ghana, where our producing properties are located;

•	local and community impacts and issues;

•	availability and cost of replacing mineral reserves;

•	timing of receipt and maintenance of government approvals and permits;

•	unanticipated transportation costs including shipping incidents and losses;

•	accidents, labor disputes and other operational hazards;

•	delays in obtaining governmental approvals or financing or the completion of development or construction activities;

•	an ability to obtain power for operations on favorable terms or at all;

•	environmental (including reclamation) costs and risks;

•	changes in tax laws;

•	title issues;

•	competitive factors, including competition for property acquisitions;

•	possible litigation;

•	availability of capital at reasonable rates or at all;

•	risks related to indebtedness and the sense of such indebtedness;

•	changes in the Ghanaian Cedi and government policies regarding payments in foreign currency; and

•	changes to Golden Star’s mining licenses, including revocation.

Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this Annual Report on Form 40-F, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Certain technical information contained in this Annual Report on Form 40-F and the exhibits hereto concerning our properties and operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ from the requirements of U.S. securities laws. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in the exhibits hereto are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), and which have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

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
Shareholder Vote Requirement: One significant manner in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards concerns shareholder approval requirements. Section 713 of the NYSE MKT Company Guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of the presently outstanding shares for less than the greater of book or market value of the shares. In general, there is no such requirement under the rules of the Canadian Business Corporation Act or under the rules of the Toronto Stock Exchange ("TSX") unless the transaction results in the issuance of common shares (or securities convertible or exercisable into common shares) equal to 25% or more of the currently issued and outstanding shares of the listed company or a change of control. Furthermore, under certain circumstances, the TSX may, pursuant to Section 604(e) of the TSX company guide, grant waivers to its shareholder approval requirements where the listed company would suffer financial hardship in complying with such requirements. The conditions under which the Toronto Stock Exchange grants such waivers from its shareholder approval requirements may depart from similar NYSE MKT waivers or exemptions, if any. The Company will seek a waiver from the NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the Canadian Business Corporation Act or under the rules of the TSX.
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
Copies of the Company’s corporate governance materials are available on the Company’s website at www.gsr.com. In addition, the Company is required by National Instrument 58-101 of the Canadian Securities Administrators, Disclosure of Corporate Governance Practices ("NI 58-101"), to describe its practices and policies with regard to corporate governance in management information circulars that are furnished to the Company’s shareholders in connection with annual meetings of shareholders.

TAX MATTERS
Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.
CURRENCY, EXCHANGE RATE AND OTHER INFORMATION
Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The noon rate of exchange on March 29, 2017 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals $0.7478 and the conversion of United States dollars was $1.00 equals Cdn$1.3372.
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
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. The audit of the consolidated financial statements are subject to Canadian generally accepted auditing standards and the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, as well as the Standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and independence standards of the SEC. IFRS differs in some significant respects from generally accepted accounting principles in the United States, and thus the consolidated financial statements may not be comparable to financial statements of United States companies.
DISCLOSURE CONTROLS AND PROCEDURES
The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2016). This evaluation was conducted under the supervision and with the participation of management, including the Company’s chief executive officer ("CEO") and chief financial officer ("CFO"). Based upon this evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2016, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

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
Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.
The Company’s independent auditor has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2016, included with the Audited Consolidated Financial Statements, which are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.
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
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE
The Company’s Board of Directors has a separately designated standing Audit Committee of the Board of Directors. The members of the Company’s Audit Committee are identified in the AIF, attached herewith as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE MKT) and are financially literate. In addition, the Company’s Board of Directors has determined that Robert E. Doyle, chairman of the Audit Committee is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act.
CODE OF ETHICS
The Company has adopted a Code of Ethics entitled, “Golden Star Resources Ltd. Code of Ethics for Directors, Senior Executives and Financial Officers and Other Executive Officers” (“Ethics Code”). The Ethics Code was adopted pursuant to Section 406 of Sarbanes Oxley Act of 2002, NI 58-101, National Policy 58-201 - Corporate Governance Guidelines, and the rules of the NYSE MKT, and other applicable corporate governance standards, to provide written standards and guidance for Golden Star’s directors, principal executive officer, principal financial officer, principal accounting officer or controller and those performing similar functions to promote honest and ethical conduct and compliance with applicable law. The Ethics Code requires that individuals covered by its provisions report suspected violations to either of the Chairman of the Board or the Executive Vice President and Chief Financial Officer, in his capacity as Compliance Officer, and that the Board and or Compliance Officer take appropriate action on any such reports.

The Company has also adopted a policy entitled “Business Code and Ethics Policy” (“Ethics Policy”). The Ethics Policy was adopted to affirm that the observance of applicable laws and ethical business conduct wherever Golden Star does business, must be the guiding principle. The Ethic Policy contains Golden Star’s standards of behavior and guidelines that must be followed by all directors, officers, employees, consultants and other agents while making judgments or evaluating the judgments or actions of others as to what constitutes ethical business conduct in any particular situation. Pursuant to the Ethics Policy, any employee who feels that the policy is not being adhered to, in any respect, by any other employee should promptly report all pertinent details to the Executive Vice President and Chief Financial Officer, in his capacity as Compliance Officer.

All amendments and waivers of the Ethics Code and Ethics Policy will be posted on the Company’s website or submitted on Form 6-K. Each of the Ethics Code and Ethics Policy is located on the Company’s website at www.gsr.com.
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

EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Annual Information Form of the Company for the year ended December 31, 2016
99.2	Management's Discussion and Analysis for the year ended December 31, 2016
99.3	Annual Consolidated Financial Statements for the year ended December 31, 2016, together with the independent auditor's report thereon
99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Principal Executive Officer pursuant to 18 U.S.C. 1350 , as enacted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
99.7	Certificate of Principal Financial Officer pursuant to 18 U.S.C. 1350, as enacted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
99.8	Consent of Independent Registered Public Accounting Firm
99.9	Consent of Dr. Martin Raffield
99.10	Consent of S. Mitch Wasel
99.11	Consent of Yan Bourassa
99.12	Consent of Michael Beare
99.13	Consent of Rod Redden
99.14	Consent of Neil Marshall
99.15	Consent of Chris Bray
99.16	Consent of Paul Riley
99.17	Consent of Yao Hua (Benny) Zhang
99.18	Consent of Ken Reipas
99.19	Consent of John Willis
99.20	Consent of Tony Rex
99.21	Consent of Jane Joughin
99.22	Consent of Kris Czajewski
99.23	Consent of Brian Prosser
99.24	Consent of Richard Oldcom
99.25	Consent of Dr. John Arthur

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDEN STAR RESOURCES LTD.

/s/ André van Niekerk
André van Niekerk
Executive Vice President and Chief Financial Officer

March 30, 2017