Form 40-F
period 2017-12-31
GOLDEN STAR RESOURCES LTD.
filed 2018-03-30
CIK 903571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, Colorado 80202 (303) 892-9400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	NYSE American; Toronto Stock Exchange

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
380,932,067

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
☒ Yes                    ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company         ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

EXPLANATORY NOTE
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
FORWARD-LOOKING STATEMENTS
This Annual Report on Form 40-F and the exhibits attached hereto contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star and are based on expectations, estimates and projections as of the date of this Annual Report on Form 40-F. Forward-looking information and statements include, but are not limited to information or statements with respect to: production and cash operating cost estimates; the intended expansion of production and reduction of costs; the impact of rain on our operations; the commencement of mining and production from Mampon and the conclusion of mining and production from Mampon; the impact of mining Mampon on the Company’s cash flow; estimated costs and timing of the development of new deposits and sources of funding for such development; the sources of gold production at Wassa Underground (as defined in the Annual Information Form) during 2018; the sources of gold production at Prestea Underground (as defined in the Annual Information Form) during 2018; the timing for completion of mining from the Prestea open pits during 2018 and the processing of stockpiled ore therefrom; the mining rate and grade from Wassa Underground and the timing for accessing a higher grade area of the B-Shoot zone and larger stopes at Wassa Underground; the potential requirement for the Company to make excess cash flow payments under the Royal Gold loan; whether Wassa Underground’s production rate could be increased without the need to incur substantial capital expenditures for infrastructure upgrades; the timing for completion of construction of a new drill chamber in Prestea Underground; the timing for commencement of drilling in the 242 footwall underground target at Wassa Underground; capital expenditures; government review of gold exploration areas; the mining laws, environmental laws and tax regime of Ghana; production capacity, rates and costs; currency exchange rate fluctuations; gold sales; mining operations and gold recovery rates; ore type, delivery and processing; use of waste rock; tailings processing; completion, use and capacity of TSF2 (as defined in the Annual Information Form); potential mine life; strip ratios; permitting and approvals; rehabilitation; estimates of mineral reserves and mineral resources; geological, environmental, community and engineering studies; environmental impact of operations; exploration efforts and activities; timing for commencing or completing drilling; updates to resource models; the potential to expand the mineral reserves of the Company through further drilling; the potential to increase the Company’s mineral resources outside of the existing mineral resource footprint; the impact that increased exploration is expected to have on mineral resources and mineral reserves; identification of acquisition and growth opportunities; relationships with local stakeholder communities; the timing for transforming, and the Company’s ability to transform into a lower cost producer and the resulting reduction in cash operating costs; the ability of the Company to repay the 7% Convertible Debentures when due or to restructure them or make alternate arrangements; and our ability to meet our cash requirements
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

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

Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements. The following, in addition to the factors described under the heading “Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2017 (“AIF”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2017 (“MD&A”), each of which is included as an exhibit to this report, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	significant increases or decreases in gold prices;

•	losses or gains in mineral reserves and mineral resources from changes in operating costs and/or gold prices;

•	failure of exploration efforts to expand mineral reserves and mineral resources around our existing mines;

•	unexpected changes in business and economic conditions;

•	inaccuracies in mineral reserves and mineral resources estimates;

•	changes in interest and currency exchange rates;

•	possible hedging activities;

•	timing and amount of gold production;

•	unanticipated variations in ore grade, tonnes mined and crushed or milled;

•	unanticipated recovery or production problems;

•	effects of illegal mining on our properties;

•	ability to, and costs of, dewatering our underground mines;

•	changes in mining and processing costs, including changes to costs of raw materials, supplies, services and personnel;

•	changes in metallurgy and processing;

•	availability of skilled personnel, contractors, materials, equipment, supplies, power and water;

•	changes in project parameters or mine plans;

•	costs and timing of development of mineral reserves;

•	weather, including drought or excessive rainfall in West Africa;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

•	acquisitions and joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	changes in regulatory frameworks or regulations affecting our operations, particularly in Ghana, where our producing properties are located;

•	local and community impacts and issues;

•	availability and cost of replacing mineral reserves;

•	timing of receipt and maintenance of government approvals and permits;

•	unanticipated transportation costs including shipping incidents and losses;

•	accidents, labor disputes and other operational hazards;

•	delays in obtaining governmental approvals or financing or the completion of development or construction activities;

•	an inability to obtain power for operations on favorable terms or at all;

•	environmental (including reclamation) costs and risks;

•	changes in tax laws;

•	title issues;

•	competitive factors, including competition for property acquisitions;

•	possible litigation;

•	availability of capital at reasonable rates or at all;

•	risks related to indebtedness and the sense of such indebtedness;

•	changes in the Ghanaian Cedi and government policies regarding payments in foreign currency; and

•	changes to Golden Star’s mining licenses, including revocation.

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

NYSE AMERICAN CORPORATE GOVERNANCE
The Company is subject to corporate governance requirements prescribed under applicable Canadian securities laws, rule and policies. The Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE American LLC (“NYSE American”), and the rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE American standards is as follows:
Shareholder Vote Requirement: One significant manner in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American standards concerns shareholder approval requirements. Section 713 of the NYSE American Company Guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of the presently outstanding shares for less than the greater of book or market value of the shares. In general, there is no such requirement under the rules of the Canadian Business Corporation Act or under the rules of the Toronto Stock Exchange ("TSX") unless the transaction results in the issuance of common shares (or securities convertible or exercisable into common shares) equal to 25% or more of the currently issued and outstanding shares of the listed company or a change of control. Furthermore, under certain circumstances, the TSX may, pursuant to Section 604(e) of the TSX company guide, grant waivers to its shareholder approval requirements where the listed company would suffer financial hardship in complying with such requirements. The conditions under which the Toronto Stock Exchange grants such waivers from its shareholder approval requirements may depart from similar NYSE American waivers or exemptions, if any. The Company will seek a waiver from the NYSE American’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the Canadian Business Corporation Act or under the rules of the TSX.
Shareholder Meeting Quorum Requirement: The NYSE American recommends a minimum quorum requirement for a shareholder meeting of one-third of the outstanding shares of common stock. In addition, a company listed on NYSE American is required to state its quorum requirement in its by-laws. The Company’s quorum requirement is set forth in its by-laws, which provides that the quorum for the transaction of business at any meeting of shareholders shall consist of two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.
Proxy Delivery Requirement: The NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14 (f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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
CURRENCY, EXCHANGE RATE AND OTHER INFORMATION

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The noon rate of exchange on March 29, 2018 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals $0.78 and the conversion of United States dollars was $1.00 equals Cdn$1.28.
ANNUAL INFORMATION FORM
The Company’s AIF is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND
CONSOLIDATED FINANCIAL STATEMENTS
Management’s Discussion and Analysis
The Company’s MD&A is filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.
Audited Consolidated Financial Statements
The Audited Consolidated Financial Statements, including the report of the independent registered public accounting firm with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.
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
DISCLOSURE CONTROLS AND PROCEDURES
The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017. This evaluation was conducted under the supervision and with the participation of management, including the Company’s chief executive officer ("CEO") and chief financial officer ("CFO"). Based upon this evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2017, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

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
Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.
The Company’s independent registered public accounting firm has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2017, included with the Audited Consolidated Financial Statements, which are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.
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
AUDIT COMMITTEE
The Company’s Board of Directors has a separately designated standing Audit Committee of the Board of Directors. The members of the Company’s Audit Committee are identified in the AIF, attached herewith as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE American) and are financially literate. In addition, the Company’s Board of Directors has determined that Robert E. Doyle, chairman of the Audit Committee is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act.
CODE OF ETHICS
The Company has adopted a Code of Ethics entitled, “Golden Star Resources Ltd. Code of Ethics for Directors, Senior Executives and Financial Officers and Other Executive Officers” (“Ethics Code”). The Ethics Code was adopted pursuant to Section 406 of Sarbanes Oxley Act of 2002, NI 58-101, National Policy 58-201 - Corporate Governance Guidelines, and the rules of the NYSE American, and other applicable corporate governance standards, to provide written standards and guidance for Golden Star’s directors, principal executive officer, principal financial officer, principal accounting officer or controller and those performing similar functions to promote honest and ethical conduct and compliance with applicable law. The Ethics Code requires that individuals covered by its provisions report suspected violations to either of the Chairman of the Board or the Executive Vice President and Chief Financial Officer, in his capacity as Compliance Officer, and that the Board and or Compliance Officer take appropriate action on any such reports.

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

All amendments and waivers of the Ethics Code and Ethics Policy will be posted on the Company’s website or submitted on Form 6-K. Each of the Ethics Code and Ethics Policy is located on the Company’s website at www.gsr.com. During the fiscal year ended December 31, 2017, the Company did not substantively amend, waive or implicitly waive any provision of the Ethics Code or Ethics Policy with respect to any of the directors, executive officers or employees subject to it.
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

EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Annual Information Form of the Company for the year ended December 31, 2017
99.2	Management's Discussion and Analysis for the year ended December 31, 2017
99.3	Annual Consolidated Financial Statements for the year ended December 31, 2016, together with the report of the independent registered public accounting firm thereon
99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Principal Executive Officer pursuant to 18 U.S.C. 1350 , as enacted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
99.7	Certificate of Principal Financial Officer pursuant to 18 U.S.C. 1350, as enacted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
99.8	Consent of Independent Registered Public Accounting Firm
99.9	Consent of Dr. Martin Raffield
99.10	Consent of S. Mitch Wasel
99.11	Consent of Michael Beare
99.12	Consent of Rod Redden
99.13	Consent of Neil Marshall
99.14	Consent of Chris Bray
99.15	Consent of Paul Riley

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDEN STAR RESOURCES LTD.

/s/ André van Niekerk
André van Niekerk
Executive Vice President and Chief Financial Officer

March 29, 2018