Form 40-F
period 2018-12-31
GOLDEN STAR RESOURCES LTD.
filed 2019-03-29
CIK 903571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
Commission file number 001-12284

GOLDEN STAR RESOURCES LTD.
(Exact Name of Registrant as Specified in its Charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

150 King Street West, Suite 1200
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
108,819,009

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes                    ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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
Golden Star Resources Ltd. (the “Company” or “Golden Star”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.
FORWARD-LOOKING STATEMENTS
This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star and are based on expectations, estimates and projections as of the date of this Annual Report on Form 40-F. Forward-looking information and statements include, but are not limited to, information or statements with respect to: production and cash operating cost estimates; the intended expansion of production and reduction of costs; the impact of rain on our operations and exploration activities; estimated costs and timing of the development of new deposits and sources of funding for such development; the sources of gold production at Wassa Underground and Prestea Underground (each as defined in the “Overview of Golden Star” section below) during 2019; the timing for completion of mining from the Prestea open pits during 2019 and the processing of stockpiled ore therefrom; the mining rate and grade from Wassa Underground and the timing for accessing a higher grade area of the B-Shoot zone and larger stopes at Wassa Underground; the anticipated levels of sulphide minerals in the plant feed from Wassa Underground and any consequent detrimental metallurgical or mechanical properties from such ore; whether Wassa Underground’s production rate could be increased without the need to incur substantial capital expenditures for infrastructure upgrades; accessing the projected down plunge extension of the high grade West Reef ore body at Prestea Underground and consequent achievement of increased annual production rate of 90,000 ounces and increased mine life from 5.5 years; the ongoing drilling programs in the 242 footwall underground target at Wassa Underground; the ability and timing for the Company to transform into a lower cost producer and the resulting reduction in cash operating costs; the ability of the Company to repay the 7% Convertible Debentures when due or to restructure them or make alternate arrangements; the belief that the loss of the Company’s current customer would not materially delay or disrupt revenues; the granting of permits by the Government of Ghana in 2019 to permit exploration drilling on the Mansiso target; expansion drilling at Wassa Underground and Prestea Underground with a view to converting inferred mineral resources to indicated mineral resources; environmental impact of operations, including acid drainage generation and overall geochemical impact of mining the Prestea Underground West Reef stopes; completion, use and capacity of TSF2 (as defined in the “Wassa Gold Mine” section below); capital expenditures; government review of gold exploration areas; the mining laws, environmental laws and tax regime of Ghana; production capacity, rates and costs; currency exchange rate fluctuations; gold sales; mining operations and gold recovery rates; ore type, delivery and processing; use of waste rock; tailings processing; completion, use and capacity of TSF2 (as defined in the “Wassa Gold Mine” section below); potential mine life; strip ratios; permitting and approvals; rehabilitation; estimates of mineral reserves and mineral resources and assumptions relating thereto; geological, environmental, community and engineering studies; exploration efforts and activities; timing for commencing or completing drilling; updates to resource models; the potential to expand the mineral reserves of the Company through further drilling; the potential to increase the Company’s mineral resources outside of the existing mineral resource footprint; the impact that increased exploration is expected to have on mineral resources and mineral reserves; identification of acquisition and growth opportunities; relationships with local stakeholder communities; and our ability to meet our cash requirements.
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” “be taken”, “occur”, “be achieved” or the negative connotation thereof.

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

Forward-looking information and statements are subject to known and unknown risks, uncertainties, unexpected occurrences and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements. The following, in addition to the factors described under the heading “Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2018 (“AIF”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2018 (“MD&A”), each of which is included as an exhibit to this report, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	significant increases or decreases in gold prices and the speculative nature of gold exploration;

•	losses or gains in mineral reserves and mineral resources from changes in operating costs and/or gold prices;

•	failure of exploration efforts to expand mineral reserves and mineral resources around the Company’s existing mines;

•	unexpected changes in business and economic conditions;

•	inaccuracies in mineral reserves and mineral resources estimates;

•	changes in interest and currency exchange rates;

•	possible hedging activities;

•	timing and amount of gold production;

•	unanticipated variations in ore grade, tonnes mined and crushed or milled;

•	unanticipated recovery or production problems;

•	effects of illegal mining on the Company’s properties;

•	ability to, and cost of, dewatering the Company’s underground mines;

•	changes in mining and processing costs, including changes to costs of raw materials, supplies, services and personnel;

•	changes in metallurgy and processing;

•	availability of skilled personnel, contractors, materials, equipment, supplies, power and water;

•	changes in project parameters or mine plans;

•	costs and timing of development of mineral reserves;

•	weather, including drought or excessive rainfall in West Africa;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

•	acquisitions and joint venture relationships;

•	political or economic instability, either globally or in the countries in which the Company operates;

•	changes in regulatory frameworks or regulations affecting the Company’s operations, particularly in Ghana, where its producing properties are located;

•	local and community impacts and issues;

•	availability and cost of replacing mineral reserves;

•	timing of receipt and maintenance of government approvals and permits;

•	unanticipated transportation costs, including shipping incidents and losses;

•	accidents, labour disputes and other operational hazards;

•	delays in obtaining government approvals or financing or in the completion of development or construction activities;

•	an inability to obtain power for operations on favorable terms or at all;

•	environmental (including reclamation) costs and risks;

•	changes in tax or labour laws;

•	title issues;

•	competitive factors, including competition for property acquisitions;

•	possible litigation;

•	availability of capital at reasonable rates or at all;

•	risks related to indebtedness and the service of such indebtedness;

•	changes in the Ghanaian Cedi and government policies regarding payments in foreign currency; and

•	changes to Golden Star’s mining licences, including revocation.

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
Shareholder Meeting Quorum Requirement: The NYSE American recommends a minimum quorum requirement for a shareholder meeting of one-third of the outstanding shares of common stock. In addition, a company listed on NYSE American is required to state its quorum requirement in its by-laws. In accordance with applicable laws in Canada, the Company’s quorum requirement is set forth in its by-laws, which provides that the quorum for the transaction of business at any meeting of shareholders shall consist of two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.
Proxy Delivery Requirement: The NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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
CURRENCY, EXCHANGE RATE AND OTHER INFORMATION
Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate on March 28, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 per $0.74 and the conversion of United States dollars was $1.00 per Cdn$1.34.
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
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. The audit of the consolidated financial statements are subject to the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, as well as the Standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and independence standards of the SEC. IFRS differs in some significant respects from generally accepted accounting principles in the United States, and thus the consolidated financial statements may not be comparable to financial statements of United States companies.

DISCLOSURE CONTROLS AND PROCEDURES
The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018. This evaluation was conducted under the supervision and with the participation of management, including the Company’s chief executive officer ("CEO") and chief financial officer ("CFO"). Based upon this evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

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
Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.
The Company’s independent registered public accounting firm has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2018, included with the Audited Consolidated Financial Statements, which are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.
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
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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

The Company has also adopted a policy entitled “Business Code and Ethics Policy” (“Ethics Policy”). The Ethics Policy was adopted to affirm that the observance of applicable laws and ethical business conduct wherever Golden Star does business must be the guiding principle. The Ethic Policy contains Golden Star’s standards of behavior and guidelines that must be followed by all directors, officers, employees, consultants and other agents while making judgments or evaluating the judgments or actions of others as to what constitutes ethical business conduct in any particular situation. Pursuant to the Ethics Policy, any employee who feels that the policy is not being adhered to, in any respect, by any other employee should promptly report all pertinent details to the Executive Vice President and Chief Financial Officer, in his capacity as Compliance Officer.

All amendments and waivers of the Ethics Code and Ethics Policy will be posted on the Company’s website or submitted on Form 6-K. Each of the Ethics Code and Ethics Policy is located on the Company’s website at www.gsr.com. During the fiscal year ended December 31, 2018, the Company did not substantively amend, waive or implicitly waive any provision of the Ethics Code or Ethics Policy with respect to any of the directors, executive officers or employees subject to it.
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

EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Annual Information Form of the Company for the year ended December 31, 2018
99.2	Management's Discussion and Analysis for the year ended December 31, 2018
99.3	Annual Consolidated Financial Statements for the year ended December 31, 2018, together with the report of the independent registered public accounting firm thereon
99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Principal Executive Officer pursuant to 18 U.S.C. 1350 , as enacted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
99.7	Certificate of Principal Financial Officer pursuant to 18 U.S.C. 1350, as enacted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
99.8	Consent of Independent Registered Public Accounting Firm
99.9	Consent of Dr. Martin Raffield
99.10	Consent of S. Mitch Wasel
99.11	Consent of Michael Beare
99.12	Consent of Rod Redden
99.13	Consent of Neil Marshall
99.14	Consent of Chris Bray
99.15	Consent of Paul Riley

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDEN STAR RESOURCES LTD.

/s/ P. André van Niekerk
P. André van Niekerk
Executive Vice President and Chief Financial Officer

March 29, 2019