Form 40-F
period 2019-12-31
GOLDEN STAR RESOURCES LTD.
filed 2020-03-27
CIK 903571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
109,385,063

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

Forward-looking information and statements include, but are not limited to, information or statements with respect to: production and cash operating cost estimates; the intended expansion of production and reduction of costs; the impact of rain on our operations and exploration activities; estimated costs and timing of the development of new deposits and sources of funding for such development; the sources of gold production at Wassa Underground and Prestea Underground (each as defined in the “Overview of Golden Star” section below) during 2020; the timing for completion of mining from the Prestea open pits during 2020; the mining rate and grade from Wassa Underground; the anticipated levels of sulphide minerals; the grade in the plant feed from Wassa Underground and any consequent detrimental metallurgical or mechanical properties from such ore; whether Wassa Underground’s production rate could be increased without the need to incur substantial capital expenditures for infrastructure upgrades; accessing the projected up plunge extension on 17L Level of the West Reef ore body at Prestea Underground; the ability and timing for the Company to transform into a lower cost producer and the resulting reduction in cash operating costs; the ability of the Company to repay the 7% Convertible Debentures when due or to restructure them or make alternate arrangements; the belief that the loss of the Company’s current customer would not materially delay or disrupt revenues; expansion drilling at Wassa Underground and Prestea Underground with a view to converting inferred mineral resources to indicated mineral resources, and indicated resources into measured resources; environmental impact of operations, including acid drainage generation and overall geochemical impact of mining the Prestea Underground West Reef stopes; capital expenditures; government review of gold exploration areas; the mining laws, environmental laws and applicable tax regime of Ghana; production capacity, rates and costs; currency exchange rate fluctuations; gold sales; mining operations and gold recovery rates; ore type, delivery and processing; use of waste rock; tailings processing; completion, use and capacity of TSF2 (as defined in the “Wassa Gold Mine” section below); potential mine life; strip ratios; permitting and approvals; rehabilitation; estimates of mineral reserves and mineral resources and assumptions relating thereto; replacement of the mine wide pumping system in Prestea following commercial production; geological, environmental, community and engineering studies; exploration efforts and activities; timing for commencing or completing drilling; as to mine water leachate being predicted to achieve EPA (as defined under “Environmental and other Laws and Regulations”) discharge criteria; the potential impact of COVID-19; updates to resource models; the potential to expand the mineral reserves of the Company through further drilling; the potential to increase the Company’s mineral resources outside of the existing mineral resources footprint; the impact that increased exploration is expected to have on mineral resources and mineral reserves; identification of acquisition and growth opportunities; relationships with local stakeholder communities; climate change regulations and climate change; our ability to meet our cash requirements; the incurrence of further debt in the future; and the expected closing of the Company’s Toronto office and relocation of the executive team in the first half of 2020.

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

Forward-looking information and statements are subject to known and unknown risks, uncertainties, unexpected occurrences and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements. The following, in addition to the factors described under the heading “Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2019 (“AIF”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019 (“MD&A”), each of which is included as an exhibit to this report, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	significant increases or decreases in gold prices and the speculative nature of gold exploration;

•	losses or gains in mineral reserves and mineral resources from changes in operating costs and/or gold prices;

•	failure of exploration efforts to expand mineral reserves and mineral resources around the Company’s existing mines;

•	unexpected changes in business and economic conditions;

•	inaccuracies in mineral reserve and mineral resources estimates;

•	changes in interest and currency exchange rates;

•	possible hedging activities;

•	timing and amount of gold production;

•	unanticipated variations in ore grade, tonnes mined and crushed or milled;

•	unanticipated recovery or production problems, including increased mining of waste material;

•	effects of illegal mining on the Company’s properties;

•	ability to, and cost of, dewatering the Company’s underground mines;

•	changes in mining and processing costs, including changes to costs of raw materials, supplies, services and personnel;

•	changes in metallurgy and processing;

•	availability of skilled personnel, contractors, materials, equipment, supplies, power and water;

•	changes in project parameters or mine plans;

•	costs and timing of development of mineral reserves;

•	weather, including drought or excessive rainfall in West Africa;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

•	acquisitions and joint venture relationships;

•	political or economic instability, either globally or in the countries in which the Company operates;

•	changes in regulatory frameworks or regulations affecting the Company’s operations, particularly in Ghana, where its producing properties are located;

•	local and community impacts and issues;

•	availability and cost of replacing mineral reserves;

•	timing of receipt and maintenance of government approvals and permits;

•	unanticipated transportation costs including shipping incidents and losses;

•	accidents, labour disputes and other operational hazards;

•	delays in obtaining government approvals, financing, for the completion of development or construction activities;

•	an inability to obtain power for operations on favorable terms or at all;

•	environmental (including reclamation) costs and risks;

•	changes in tax or labour laws;

•	title issues;

•	competitive factors, including competition for property acquisitions and for skilled personnel;

•	possible litigation;

•	availability of capital at reasonable rates or at all;

•	risks related to indebtedness and the service of such indebtedness;

•	changes in the exchange rates of the Ghanaian Cedi and government policies regarding payments in foreign currency;

•
public health pandemics such as COVID-19, including risks associated with reliance on suppliers, uncertainties relating to its ultimate spread, severity and duration of COVID-19, and related adverse effects on the economies and financial markets of many countries; and

•	changes to Golden Star’s mining licences, including revocation.

Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to better understand of the Company’s operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this Annual Information Form, except in accordance with and as required by applicable securities laws.

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
CURRENCY, EXCHANGE RATE AND OTHER INFORMATION
Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate on March 26, 2020 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 per $0.71 and the conversion of United States dollars was $1.00 per Cdn$1.41.
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

DISCLOSURE CONTROLS AND PROCEDURES
The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019. This evaluation was conducted under the supervision and with the participation of management, including the Company’s chief executive officer ("CEO") and chief financial officer ("CFO"). Based upon this evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

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
Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.
The Company’s independent registered public accounting firm has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2019, included with the Audited Consolidated Financial Statements, which are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.
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
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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

All amendments and waivers of the Ethics Code and Ethics Policy will be posted on the Company’s website or submitted on Form 6-K. Each of the Ethics Code and Ethics Policy is located on the Company’s website at www.gsr.com. During the fiscal year ended December 31, 2019, the Company did not substantively amend, waive or implicitly waive any provision of the Ethics Code or Ethics Policy with respect to any of the directors, executive officers or employees subject to it.
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

EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Annual Information Form of the Company for the year ended December 31, 2019
99.2	Management's Discussion and Analysis for the year ended December 31, 2019
99.3	Annual Consolidated Financial Statements for the year ended December 31, 2019, together with the report of the independent registered public accounting firm thereon
99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Principal Executive Officer pursuant to 18 U.S.C. 1350 , as enacted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
99.7	Certificate of Principal Financial Officer pursuant to 18 U.S.C. 1350, as enacted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
99.8	Consent of Independent Registered Public Accounting Firm
99.9	Consent of Matt Varvari
99.10	Consent of S. Mitch Wasel
99.11	Consent of Dr. Martin Raffield
99.12	Consent of Philipa Varris
SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDEN STAR RESOURCES LTD.

/s/ Paul Thomson
Paul Thomson
Executive Vice President and Chief Financial Officer

March 27, 2020